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EXHIBIT 99.01

[VISTA GOLD CORP. LOGO]

THIRD QUARTER REPORT - 2001

DEAR FELLOW SHAREHOLDERS:

This letter is a forum to discuss the performance of our company during the 3rd quarter but the tragedy that unfolded on September 11th, profoundly altered how we go about our lives. I believe it would be remiss of me not to acknowledge the tremendous sense of sadness we feel for those people directly affected by these unspeakable acts of terrorism.

In early October the Denver Gold Show which is attended by Gold companies representing over 70% of the world's gold production and analysts, many of which are based in New York, was held on schedule. Our presentation, the first of the three-day event was well received. (A copy of this presentation is posted on our website at www.vistagold.com)

The fundamentals for gold continue to be encouraging, with support in the $275.00 an ounce range firming despite aggressive economic stimuli by government and the Federal Reserve Bank strong dollar policy.

At the end of the second quarter, I introduced a chart that illustrated the 2001 year-to-date improvement in value of VGZ relative to the DJIA, the NASDAQ, the S&P 500 and the XAU gold index. Following is an update of this chart to the end of the third quarter (note: the DJIA and the NASDAQ data have not been included this time as there is little discernible difference, given the scale of this graph, between the S&P 500 and the DJIA and the NASDAQ).



                    VGZ                      XAU                     S&P 500
                    ---                      ---                     -------
  Date     VGZ price   VGZ delta    XAU price    XAU delta    S&P price   S&P delta
  31-Dec 0.0469                       51.41                    1320.28
   1-Jan      0.0469          0%        49.23          -4%      1298.35         -2%
   8-Jan      0.0625         33%        48.89          -5%      1318.55          0%
  15-Jan      0.0625         33%        48.92          -5%      1342.54          2%
  22-Jan      0.0625         33%        48.51          -6%      1354.95          3%
  29-Jan        0.07         49%        48.88          -5%      1349.47          2%
   5-Feb        0.09         92%        46.66          -9%      1314.76          0%
  12-Feb        0.08         71%        47.38          -8%      1301.53         -1%
  19-Feb        0.08         71%        50.23          -2%      1245.86         -6%
  26-Feb        0.11        135%        52.35           2%      1234.18         -7%
   5-Mar        0.11        135%        55.01           7%      1233.42         -7%
  12-Mar        0.11        135%        48.37          -6%      1150.53        -13%
  19-Mar        0.09         92%        48.89          -5%      1139.83        -14%
  26-Mar        0.09         92%        47.57          -7%      1160.33        -12%
   2-Apr        0.09         92%        50.41          -2%      1128.43        -15%
   9-Apr        0.08         71%        51.59           0%       1183.5        -10%
  16-Apr        0.07         49%        52.04           1%      1242.98         -6%
  23-Apr        0.08         71%        55.76           8%      1253.05         -5%
  30-Apr        0.08         71%        54.78           7%      1266.61         -4%
   7-May        0.08         71%        58.52          14%      1245.67         -6%
  14-May        0.11        135%        65.27          27%      1291.96         -2%
  21-May       0.110        135%        60.99          19%      1277.89         -3%
  28-May       0.100        113%       58.120          13%      1260.67         -5%
   4-Jun       0.110        135%       58.780          14%     1264.960         -4%
  11-Jun       0.110        135%       58.370          14%     1214.360         -8%
  18-Jun       0.100        113%       55.200           7%      1225.35         -7%
  25-Jun       0.100        113%       53.250           4%     1224.380         -7%
   2-Jul       0.080         71%       51.790           1%     1190.590        -10%
   9-Jul       0.080         71%       53.860           5%     1215.680         -8%
  16-Jul       0.080         71%       55.770           8%     1210.850         -8%
  23-Jul       0.080         71%       54.600           6%     1205.820         -9%
  30-Jul       0.080         71%       52.740           3%     1214.350         -8%
   6-Aug       0.080         71%       55.150           7%     1190.160        -10%
  13-Aug       0.070         49%       57.560          12%     1161.970        -12%
  20-Aug       0.070         49%       58.260          13%     1184.930        -10%
  27-Aug       0.080         71%       56.560          10%     1133.580        -14%
   3-Sep       0.070         49%       55.030           7%     1085.780        -18%
  10-Sep       0.070         49%       55.500           8%     1092.540        -17%
  17-Sep       0.080         71%       58.200          13%      965.800        -27%
  24-Sep       0.100        113%       57.790          12%     1040.940        -21%


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As expected, gold production in the third quarter was 580 ounces, down from 956 ounces in the second quarter. Management estimates an additional 250 ounces of gold will be recovered through the remainder of the year. The declining gold production resulted in a $0.6 million ($0.01 per share) loss in the third quarter of 2001, similar to the loss in the same quarter last year. At the end of the quarter, the Corporation had $1.2 million in working capital, including $0.9 million in cash. Management estimates that we will have sufficient capital to continue the current level of activity through March 2002, assuming no new capital is obtained. However, we continue to be diligent in our efforts to conserve working capital and we continue to look for sources of new capital. In addition, we are aggressively seeking a strategic alliance with another company that will preserve our share value and asset base and allow the corporation to move back into an operating mode.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia, and exploration projects in North and South America.

Ronald J. (Jock) McGregor
President and Chief Executive Officer

November 5, 2001

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K.

For further information, please contact Investor Relations at (720) 981-1185, or visit our website at www.vistagold.com.

(720) 981-1185 - VOICE        7961 SHAFFER PARKWAY          (720) 981-1186 - FAX
                         - SUITE 5 - LITTLETON, CO 80127